Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Progress Financial Corp.
Commission File No.: 001-35095
Date: September 14, 2022
Set forth below is an internal newsletter to employees of Progress Financial Corp. regarding the proposed merger of Progress Financial Corp., with and into United Community Banks, Inc.
Human Resources:
United Community Bank 401(k) Plan:
United Community Bank offers all eligible full and part-time employees the opportunity to save for retirement through a 401(k) plan administered by T. Rowe Price. United’s plan through T. Rowe Price is fully self-serviced, and you will be eligible to contribute to the plan after legal close. Additional features about the plan are included on the following page. To learn more information about United’s 401(k) plan, please mark your calendars for our Plan Feature webinars hosted by T. Rowe Price on October 18th and 31st.

Progress Bank 401(k) Plan:
United and Progress Human Resources teams will begin working on merging your existing 401(k) plan into United’s plan after legal close. Merging 401(k) plans is an intricate process that takes time but will require limited action from you. Once the merger is complete, all of your current plan assets will be deposited into your UCB 401(k) plan.

United’s Culture: Who We Are
The United Community Bank Foundation was established to amplify the work our teammates are doing within their communities by supporting local organizations that align with employees’ individual interests, contributions, and volunteer efforts. Through the Foundation, United supports and expands the ongoing work of our team in their local communities. United employees can request funds for local organizations that align with the pillars but are also meaningful to them in some way, which allows us to stay closely connected to the organizations we support. To read more about the United Community Bank Foundation, visit https://www.ucbi.com/ucb-foundation.

United Community Banks, Inc.
401(k) Plan

About the Plan Features
United Community Bank offers all eligible employees the opportunity to save for retirement through a 401(k) plan.

Automatic Enrollment Feature
United Community Bank 401(k) Plan provides an auto enrollment feature for all eligible new hires and re-hires. The auto enrollment feature will automatically enroll eligible employees in the 401(k) plan at a pre-tax contribution rate of 5%, at approximately 30 days from date of hire. The contribution amount will be invested in the age-appropriate Retirement fund based on the employee's birth year.

401(k) Employee Contributions
Employees may elect to contribute:

- between 2% and 75% in pre-tax contributions (contributions made before taxes are taken out of your pay), subject to IRS limits
- between 2% and 75% in Roth contributions (contributions made after taxes are taken out of your pay, subject to IRS limits)

Roth Contributions
In addition to pre-tax contributions, the plan allows Roth contributions. Depending on the preference, employees will be able to choose the tax advantages of Roth contributions, pre-tax contributions, or both. If you are (or will be) age 50 or older this year and contribute the maximum amount allowed by the plan or IRS, you may also contribute additional "catch-up" contributions up to the IRS catch-up limit.

401(k) Employer Matching Contributions
After completing 90 days of service, eligible employees will receive the employer match contribution

- Employer Match: For every dollar contributed up to 5% of your pay, UCB will add a $1.00 to your account per pay period.

Vesting
You are always 100% vested in the part of your account balance that comes from your own contributions, including rollovers. The plan also offers immediate vesting for employer contributions, which means that any employer contributions made to your account will become 100% vested immediately.

All accounts will be fully vested upon death, disability or retirement.

Loans
The plan permits loans to be made to Participants.

- **Loan Application:** Any Participant may make an application for a loan from the Plan either online or by completing the application form provided by the Plan Administrator.
- **Loan Limitations:** A loan cannot exceed 50% of your nonforfeitable Account balance. The maximum aggregate dollar amount of loans outstanding to any Participant may not exceed $50,000.
    - The minimum loan available from the plan is $1000.
    - A Participant may only have one loan outstanding from the Plan
    - All loans made pursuant to this program will be considered a directed investment of the Participant's Account under the Plan

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS
In connection with the prospective acquisition of Progress, United has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Progress sent to Progress’ shareholders seeking their approval of the merger agreement and merger with United. The registration statement also contains the prospectus of United to register the shares of United common stock to be issued in connection with the Progress acquisition.

INVESTORS AND SHAREHOLDERS OF PROGRESS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHICH IS A PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED OR PROGRESS WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, PROGRESS AND THE MERGER OF PROGRESS AND UNITED.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from UCBI at the “Investor Relations” section of UCBI’s website at www.ucbi.com, from Progress at the “Investor Relations” section of Progress’ website at www.myprogressbank.com. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208 and Progress Financial Corp., 201 Williams Avenue Huntsville, Alabama 35801, Attn: Dabsey Maxwell, Telephone: (256) 319-3641.

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION
Progress and UCBI and certain of their respective directors and executive officers, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies from Progress shareholders in favor of the approval of the Merger. Information about the directors and officers of UCBI and their ownership of UCBI common stock can also be found in UCBI’s definitive proxy statement in connection with its 2022 annual meeting of shareholders, as filed with the SEC on April 6, 2022, and other documents subsequently filed by UCBI with the SEC. Information about the directors and executive officers of Progress and their ownership of Progress capital stock, as well as information regarding the interests of other persons who may be deemed participants in the transaction, may be obtained by reading the proxy statement/prospectus regarding the Merger. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the Merger if and when it becomes available. Free copies of this document may be obtained as described above.